UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

In January 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated January 25, 2023: NEJM publishes once-weekly efanesoctocog alfa Phase 3 data demonstrating its potential to transform the treatment landscape for people with hemophilia A

Exhibit 99.2	Press Release dated January 27, 2023: Dupixent® (dupilumab) recommended for expanded EU approval by the CHMP to treat children as young as six months old with severe atopic dermatitis

Exhibit 99.3	Press Release dated January 30, 2023: Dupixent® (dupilumab) approved by European Commission as the first and only targeted medicine indicated for eosinophilic esophagitis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2023		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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